SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 5 TO
SCHEDULE 13E-3
(Final Amendment)
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

NEFFS BANCORP, INC.
(Name of Issuer)

NEFFS BANCORP, INC.
NBI MERGER SUB, INC.
(Name of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

640098 10 9
(CUSIP Number of Class of Securities)

John J. Remaley
President and Chief Executive Officer
Neffs Bancorp, Inc.
5629 Route 873
Neffs, Pennsylvania 18065
(610) 767-3875
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

Copy to:
John J. Gorman, Esq.
Luse Gorman Pomerenk & Schick, PC
5335 Wisconsin Ave, N.W. Suite 780
Washington, DC 20015
(202) 274-2000
(202) 362-2902 (facsimile)

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☑ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$3,997,136	$800.00
*
Calculated solely for the purpose of determining the filing fee.  This amount assumes that 13,976 shares of common stock of the subject company are acquired in the merger for $286.00 per share in cash, for a total consideration of $3,997,136.  Pursuant to Rule 0-11, the amount required to be paid with the filing of this Schedule 13E-3 equals 0.0002 of the total consideration, or $800.

☑
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:  $800.00

Form of Registration Number:  Preliminary Proxy Statement on Schedule 14A

Filing Party:  Neffs Bancorp, Inc.

Date Filed:  April 8, 2011

INTRODUCTION

This Amendment No. 5 to Schedule 13E-3 (the “Final Amendment”) is being filed by Neffs Bancorp, Inc., a Pennsylvania corporation and registered bank holding company (the “Company”) and NBI Merger Sub, Inc., (a newly-formed, wholly-owned subsidiary of the Company) to amend the Schedule 13E-3 initially filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2011, as amended by Amendment No. 1 to the Schedule 13E-3 filed on May 11, 2011, Amendment No. 2 to the Schedule 13E-3 filed on May 19, 2011, Amendment No. 3 to the Schedule 13E-3 filed on June 6, 2011 and Amendment No. 4 to the Schedule 13E-3 filed on June 27, 2011.  This Final Amendment is being filed pursuant to Rule 13e-3 as a final amendment to report the results of the Merger (as defined below).

The annual meeting of the shareholders of the Company (the “Annual Meeting”) was held on June 12, 2011 to vote on, among other things, two interrelated proposals designed to reduce the number of record holders of the Company's common shares to below 300. The proposals involved: (1) approving the merger of a recently-formed, wholly-owned subsidiary of the Company, NBI Merger Sub, Inc., with and into the Company (the “Merger”) pursuant to the terms of the Plan of Reorganization and Agreement of Merger between the Company and NBI Merger Sub, Inc. (the “Merger Agreement”); and (2) amending the Articles of Incorporation of the Company to authorize the issuance of 1,000,000 shares of preferred stock, including 500,000 shares of a new class of Series A Preferred Stock (“Series A Preferred Stock”) to be issued in connection with the Merger.  The Company's shareholders approved the Merger Agreement with an affirmative vote of 87.7% of the Company's outstanding common shares, and approved the amendment to the Articles of Incorporation with an affirmative vote of 86.9% of the Company's outstanding common shares. On July 14, 2011, the Company filed Articles of Amendment to the Company’s Articles of Incorporation with the Department of State of Pennsylvania to effect the charter amendment.  The charter amendment was effective July 14, 2011.  On July 26, 2011, the Company filed Articles of Merger with the Department of State of Pennsylvania to effect the Merger.  The Articles of Merger were effective on July 29, 2011.

At the effective time of the Merger: (i) each share of common stock of the Company (the “Common Stock”) then held by a shareholder of record who as of the record date for the annual meeting of shareholders (the “Record Date”) held 25 or fewer shares (a “First Tier Record Holder”) was converted into the right to receive $286.00 in cash per share from the Company, as to the shares held of record on the Record Date; (ii) each share of Common Stock then held by a shareholder of record who as of the Record Date held more than 25 but fewer than 101 shares of Common Stock (a “Second Tier Record Holder”) was converted into the right to receive, as to the shares held of record on the Record Date, at the election of the shareholder, either (a) the per share cash consideration of $286.00, or (b) one share of Series A Preferred Stock of the Company; and (iii) each share of Common Stock then held by a shareholder of record who as of the Record Date held 101 or more shares (a “Third Tier Record Holder”) remained outstanding Common Stock of the Company.  In addition, if during the period between the Record Date and the effective time of the Merger, a First Tier Record Holder or a Second Tier Record Holder acquired by purchase, gift, bequest, or otherwise, any additional shares of Common Stock which were owned of record by such shareholder as of the effective time, each such additional share was converted into the right to receive one share of Series A Preferred Stock.  Similarly, each share of Common Stock acquired by a shareholder after the Record Date who was not already a Third Tier Record Holder was converted into the right to receive shares of Series A Preferred Stock on a share for share basis.

The Merger reduced the number of shareholders of record of the Company's common stock to below 300.  On August 2, 2011, the Company filed a Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934 to suspend its reporting obligations with the SEC under the Securities Exchange Act of 1934.  The Company anticipates that the common stock will continue to be quoted, and the Series A Preferred Stock will be quoted, on Pink OTC Markets Pink Quote, more commonly referred to as the “Pink Sheets.”

Item 16.                      Exhibits

1.	Definitive Proxy Statement, Form of Proxy and Notice of Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on June 6, 2011, including:

Appendix A	Plan of Reorganization and Agreement of Merger Between Neffs Bancorp, Inc. and NBI Merger Sub, Inc.

Appendix B	Pennsylvania Business Corporation Law Provisions Related to Dissenters’ Rights

Appendix C	Fairness Opinion of Danielson Capital, LLC

Appendix D	Articles of Amendment to the Articles of Incorporation of Neffs Bancorp, Inc.

Appendix E	Neffs Bancorp, Inc. Annual Report on Form 10-K for the Year Ended December 31, 2010

Appendix F	Neffs Bancorp, Inc. Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2011

(Incorporated herein by reference to the Company’s definitive proxy material on Schedule 14A, filed with the SEC June 6, 2011 (Commission File No. 0-32605).)

2.	Fairness opinion of Danielson Capital, LLC.*

3.	Valuation report and going private analysis prepared by Danielson Capital, LLC.*

4.
Cover letter and Election Form filed with the Securities and Exchange Commission on June 6, 2011. (Incorporated herein by reference to the Company’s definitive additional soliciting material, filed with the SEC June 6, 2011 (Commission File No. 0-32605).)

5.
Cover letter filed with the Securities and Exchange Commission on June 27, 2011. (Incorporated herein by reference to the Company’s definitive additional soliciting material, filed with the SEC June 27, 2011 (Commission File No. 0-32605).)

________________________

*           Previously filed with the Schedule 13E-3 on April 11, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2011	NEFFS BANCORP, INC.

	By:	\s\ Kevin A. Schmidt
Kevin A. Schmidt, Vice President

Date: August 1, 2011	NBI MERGER SUB, INC.

	By:	\s\ Kevin A. Schmidt
Kevin A. Schmidt, President & CEO

EXHIBIT INDEX

1.	Definitive Proxy Statement, Form of Proxy and Notice of Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on June 6, 2011, including:

Appendix A	Plan of Reorganization and Agreement of Merger Between Neffs Bancorp, Inc. and NBI Merger Sub, Inc.

Appendix B	Pennsylvania Business Corporation Law Provisions Related to Dissenters’ Rights

Appendix C	Fairness Opinion of Danielson Capital, LLC

Appendix D	Articles of Amendment to the Articles of Incorporation of Neffs Bancorp, Inc.

Appendix E	Neffs Bancorp, Inc. Annual Report on Form 10-K for the Year Ended December 31, 2010

Appendix F	Neffs Bancorp, Inc. Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2011

(Incorporated herein by reference to the Company’s definitive proxy material on Schedule 14A, filed with the SEC June 6, 2011 (Commission File No. 0-32605).)

2.	Fairness opinion of Danielson Capital, LLC.*

3.	Valuation report and going private analysis prepared by Danielson Capital, LLC.*

4.
Cover letter and Election Form filed with the Securities and Exchange Commission on June 6, 2011. (Incorporated herein by reference to the Company’s definitive additional soliciting material, filed with the SEC June 6, 2011 (Commission File No. 0-32605).)

5.
Cover letter filed with the Securities and Exchange Commission on June 27, 2011. (Incorporated herein by reference to the Company’s definitive additional soliciting material, filed with the SEC June 27, 2011 (Commission File No. 0-32605).)

________________________

*           Previously filed with the Schedule 13E-3 on April 11, 2011.